20170218

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2017

Louis L. Goldberg
Davis Polk & Wardwell LLP
louis.goldberg@davispolk.com

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2017

Dear Mr. Goldberg:

This is in response to your letters dated January 23, 2017 and February 15, 2017 concerning the shareholder proposal submitted to ExxonMobil by Steven J. Milloy. We also have received a letter from the proponent dated February 9, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Steven J. Milloy
milloy@me.com

March 13, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2017

The proposal would amend the company's bylaws to no longer permit shareholders to submit precatory proposals for consideration at annual shareholder meetings, unless the board of directors takes specific action to approve submission of such proposals.

We are unable to concur in your view that Exxon may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Exxon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Exxon may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Exxon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Brian V. Soares
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

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Louis L. Goldberg

Davis Polk & Wardwell LLP
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212 450 4539 tel
212 701 5539 fax
louis.goldberg@davispolk.com

February 15, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Exxon Mobil Corporation, a New Jersey corporation (the "**Company**"), we are writing in response to the letter dated February 9, 2017 (the "**Proponent Letter**") from Steven Milloy (the "**Proponent**"), which was written in response to the letter dated January 23, 2017 (the "**Company No Action Letter**") sent to the Securities and Exchange Commission (the "**SEC**") by Louis L. Goldberg of the law firm Davis Polk on behalf of the Company with respect to the shareholder proposal (the "**Proposal**") submitted to the Company by the Proponent. For the reasons stated below and in the Company No Action Letter, the Company rejects the Proponent Letter's claims and continues to request that the SEC will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from its 2017 proxy materials.

This letter addresses each of the arguments made in the Proponent Letter.

1. "ExxonMobil previously allowed an essentially identical proposal."

The proponent argues that the Company previously allowed an essentially identical proposal in a prior proxy statement. This has no bearing on the fact that the proposal violates the proxy rules and interferes with the Company's ordinary business and therefore on the Company's ability to exclude the proposal.

2. "The proposal is not contrary to the Commission's proxy rules."

The Proponent argues that the proxy rules do not require the Company to accept shareholder proposals. As previously described in our no-action request letter, Rule 14a-8 states that a proposal may only be excluded from a proxy statement in limited circumstances and according to the procedures described in the rule. Rule 14a-8 ("Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission"). The list of permissible reasons is specifically enumerated.

The point is that the proxy rules lay out rules and processes for seeking to exclude a shareholder proposal. The Proposal seeks to change the process for determining whether a shareholder proposal is to be included, by presumptively treating a proposal as excludable unless the Board takes specific action to determine otherwise. That is simply not the process under the proxy rules. The question of whether or not the proxy rules pre-empt state law is not relevant. The point is that the Proposal seeks to vary the applicable proxy rule (Rule 14a-8) and is therefore *in conflict with the proxy rules*, which is a clear ground for exclusion of the Proposal.

3. "The proposal does not interfere with Exxon's ordinary business operations."

The proponent argues that the Proposal does not interfere with the Company's ordinary business operations because it is precatory. We note that virtually all shareholder proposals submitted to companies are drafted to be non-binding requests. The note to Rule 14a-8(i)(1) recognizes the benefit of precatory proposals ("[S]ome proposals are not considered proper under state law if they would be binding on the company if approved by shareholders").

However, precatory proposals are routinely found to unduly interfere with a company's ordinary business operations in violation of Rule 14a-8(i)(7). *See Twitter, Inc.* (avail. Jan. 20, 2017) (permitting exclusion of proposal requesting board to report on methods to increase share ownership); *The Interpublic Group of Companies, Inc.* (avail. Jan. 12, 2017) (permitting exclusion of proposal requesting board to adopt a bylaw prohibiting management from accessing interim voting results at annual meetings); *ExxonMobil Corporation* (avail. Jan. 23, 2012) (permitting exclusion of proposal requesting board to prepare an environmental report).

Further, the Proponent Letter does not detract from the core argument that a proposal is excludable as a matter of the Company's ordinary operations where it seeks to affect the Company's process regarding shareholder proposals, dealing with shareholders or matters of an annual meeting.

CONCLUSION

For the reasons stated above and in the Company No Action Letter, the Company rejects the Proponent Letter's claims and continues to request that the SEC not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from its 2017 proxy materials.

Respectfully yours,

Louis L. Goldberg

Attachment

cc w/ att: James E. Parsons, Exxon Mobil Corporation

Steven J. Milloy

#10362290v3

February 9, 2017

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549
via email:shareholderproposals@sec.gov

To whom it may concern,

I am hereby responding to the request for no-action by Exxon Mobil Corporation (dated January 23, 2017) on my shareholder proposal submission.

ExxonMobil's request for a no-action letter should be denied.

1. ExxonMobil previously allowed an essentially identical proposal.

A virtually identical proposal was included in ExxonMobil's 2008 proxy statement. *See* attachment.

2. The proposal is not contrary to the Commission's proxy rules.

The Commission's proxy rules do not require that ExxonMobil accept shareholder proposals – only that if they do, such proposals should be handled according to the proxy rules.

ExxonMobil is incorporated in the state of Delaware, which state corporate law provides corporations with the option of not accepting precatory shareholder proposals. ExxonMobil is essentially arguing, without legal authority, that Delaware corporate law is pre-empted by the Commission's proxy rules.

3. The proposal does not interfere with Exxon's ordinary business operations.

Precatory shareholder proposals are by their nature advisory — not binding or mandatory. A shareholder vote that recommends the board of directors to change its by-laws does not in any way interfere with ExxonMobil's ordinary business operations.

Sincerely,

Steven J. Milloy
12309 Briarbush Lane
Potomac, MD 20854
Tel: 301.258.9320

Attachment
cc w/att: James E. Parsons, Exxon Mobil Corp.
Louis L. Goldberg, Davis Polk

Table of Contents

Index to Financial Statements

SHAREHOLDER PROPOSALS

We expect Items 3 through 19 to be presented by shareholders at the annual meeting. Following SEC rules, other than minor formatting changes, we are reprinting the proposals and supporting statements as they were submitted to us. We take no responsibility for them. On request to the Secretary at the address listed under “Contact Information” on page 3, we will provide information about the sponsors’ shareholdings, as well as the names, addresses, and shareholdings of any co-sponsors.

The Board recommends you vote AGAINST Items 3 through 19 for the reasons we give after each one.

ITEM 3 — SHAREHOLDER PROPOSALS PROHIBITED

This proposal was submitted by the Free Enterprise Action Fund, 12309 Briarbush Lane, Potomac, MD 20854.

“Resolved: That the Company amend its bylaws to no longer permit shareholders to submit precatory (non-binding or advisory) proposals for consideration at annual shareholder meetings, unless the board of directors takes specific action to approve submission of such proposals.

Supporting Statement:

Stock ownership has become politicized. Many shareholders own stock in publicly-owned corporations in order to use the corporations as a means of advancing the particular shareholders’ social or political agenda.

A primary tool of ‘activist’ or ‘nuisance’ shareholders is the submission of non-binding precatory (advisory) proposals for discussion and vote at annual meetings of shareholders.

Last year, activist and nuisance shareholders submitted 11 precatory proposals requesting that the Company take action that could result in increased activist shareholder pressure and influence over corporate governance, executive compensation, corporate political contributions, employment policy, and environmental practices.

We believe the purpose of such proposals is to harass and intimidate the Company into actions that it would not ordinarily undertake and that, in fact, may be harmful to the Company and bona fide shareholders.”

The Board recommends you vote AGAINST this proposal for the following reasons:

The Board welcomes and encourages input from our shareholders. At the same time, the Board does not believe the proxy statement is the most appropriate venue for many of the issues currently raised by shareholder proposals. However, the Board also does not believe the By-Law amendment proposed by the proponent is the best way to carry out reform of the shareholder proposal process at this time.

ITEM 4 – DIRECTOR NOMINEE QUALIFICATIONS

This proposal was submitted by Dr. Sydney Kay, ***FISMA & OMB Memorandum M-07-16***

“WHEREAS Most Director nominees come from businesses totally unrelated to the corporation to which they have been nominated.

WHEREAS It is known, throughout the financial industry, that Chairmen and CEOs have the power to appoint their own Boards of Directors. John Kenneth Galbraith, the renowned economist, said it bluntly: ‘Senior Executives in the great corporations of this country set their own salaries… and stock option deals… subject to the approval of the Board of Directors that they have appointed. Not surprisingly, the Directors go along.’ (*The Dallas Morning News* , 1-16-2000, p. 1/10E);

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Washington DC
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Davis Polk

Louis L. Goldberg

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

212 450 4539 tel
212 701 5539 fax
louis.goldberg@davispolk.com

January 23, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of Exxon Mobil Corporation, a New Jersey corporation (the "**Company**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are filing this letter with respect to the shareholder proposal (the "**Proposal**") submitted by Steven Milloy (the "**Proponent**") for inclusion in the proxy materials the Company intends to distribute in connection with its 2017 Annual Meeting of Shareholders (the "**2017 Proxy Materials**"). The Proposal is attached hereto as Exhibit A.

We hereby request confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Proposal from the 2017 Proxy Materials. In accordance with Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "**Commission**") not less than 80 days before the Company plans to file its definitive proxy statement.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), Question C, we have submitted this letter and any related correspondence via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2017 Proxy Materials. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper.

THE PROPOSAL

The Proposal states:

> RESOLVED: That the Company amend its bylaws to no longer permit shareholders to submit precatory (non-binding or advisory) proposals for consideration at annual shareholder meetings, unless the board of directors takes specific action to approve submission of such proposals.

A copy of the Proposal is attached hereto as Exhibit A.

The Company believes that the Proposal may be properly omitted from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(3) because it violates the Commission's proxy rules and Rule 14a-8(i)(7) because it interferes with the Company's ordinary business operations, and we respectfully request that the Staff concur in our view.

REASONS FOR EXCLUSION OF THE PROPOSAL

The Company believes that the Proposal may be properly omitted from the 2017 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is contrary to the Commission's proxy rules; and
- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

1. The Company may omit the Proposal pursuant to Rule 14a(i)(3) as it conflicts with and is therefore contrary to the Commission's proxy rules.

Rule 14a-8(i)(3) allows a company to omit a shareholder proposal from its proxy materials "if the proposal or supporting statement is contrary to any of the Commission's proxy rules." *See Costco Wholesale Corporation* (avail. Sept. 21, 2012) (permitting exclusion under (i)(3) of proposal requesting changes to the form of the company's annual proxy ballot because the proposal directly conflicted with 14a-4(b)(1)).

Rule 14a-8 states that "[u]nder a few specific circumstances, the company is permitted to exclude [a] proposal, *but only* after submitting its reasons to the Commission" (emphasis added). The only valid reasons for exclusion are detailed in Rule 14a-8(i)(1-13) and the burden is "on the company to demonstrate that it is entitled to exclude a proposal." Rule 14a-8(g). The Proposal asks that the Company essentially circumvent this system by amending "its bylaws to no longer permit shareholders to submit precatory (non-binding or advisory) proposals for consideration at annual shareholder meetings, unless the board of directors takes specific action to approve submission of such proposals." By asking the Company to change its bylaws to make shareholder proposals presumptively excludable unless the board takes specific action to approve their inclusion, the Proposal directly conflicts with Rule 14a-8's design and rules, since Rule 14a-8 requires that shareholder proposals be included unless a designated exception applies and the Company raises that exception in writing to the Staff or unless the proposal is voluntarily withdrawn by the proponent. The Proposal seeks to create a new default rule that is fundamentally at odds with the Commission's own unambiguous rulemaking on how the shareholder proposal process should be conducted. Under the Proposal, shareholder proposals that otherwise meet all necessary procedural and substantive requirements under the proxy rules would be prevented from being including in the annual proxy statement at the discretion of the board. There is no interpretation of the Proposal that would save it from this head-on conflict with the current Rule 14a-8 regime.

Accordingly, consistent with the Staff's previous interpretations of Rule 14a-8(i)(3), the Company believes that the Proposal may be excluded as contrary to the Commission's proxy rules.

2. The Company may omit the Proposal pursuant to Rule 14a-8(i)(7) as it interferes with the Company's ordinary business operations.

Rule 14a-8(i)(7) allows a company to omit a shareholder proposal from its proxy materials if such proposal deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at annual shareholders meetings." Exchange Act Release No. 34-40018 (May 21, 1998) (the "**1998 Release**"). This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The 1998 Release, citing in part Exchange Act Release No. 12999 (November 22, 1976). The Proposal implicates both of these considerations and also does not pertain to a significant policy issue.

The Proposal deals with matters fundamental to the ability of management and the board to run the Company, namely, the process and decisions regarding shareholder proposals and relations with shareholders.

The Staff has consistently concurred in the exclusion of proposals under Rule 14a-8(i)(7) that seek to influence the shareholder proposal process. For example, in *IDACORP, Inc.* (*avail.*, Dec. 10, 2007), the Staff allowed the exclusion of a proposal seeking a report on the "process of submission, introduction, presentation and approval and carrying out of shareholder proposals." The staff noted that the relevant proposal interfered with IDACORP Inc.'s ordinary business insofar as it related to "the process of introducing and presenting shareholder proposals at an annual meeting." *See also AT&T* (avail., Jan. 14, 1991) (noting that "the alternatives and procedures considered by management in responding to shareholder proposals essentially consist of questions dealing with shareholder relations and, therefore, involve matters of the Company's ordinary business operations").

While somewhat ambiguous in the resolution as to whether the subject matter pertains to shareholder proposals submitted under Rule 14a-8 for inclusion in proxy statements or floor proposals raised at annual meetings under state law, the supporting statement refers to "11 precatory proposals" submitted last year by "activist and nuisance shareholders," which makes it clear that the Proponent wants to impact the process whereby shareholders submit proposals to the Company pursuant to Rule 14a-8.

Under the Rule 14a-8 regime that is in place for shareholder proposals, a company must include in its proxy statement, to be voted on at a shareholders meeting, any shareholder proposal unless there is a specific ground to exclude the proposal pursuant to Rule 14a-8 or unless withdrawn by the proponent of the proposal.

Especially for a company like Exxon Mobil that receives multiple shareholder proposals on a wide range of subject matters, the Company's process with respect to shareholder proposals involves a number of complex considerations and is a fundamental part of its day-to-day operations. It includes not only the board and senior management, but also investor relations, legal and compliance and often specialized experts throughout the Company depending on the topic in the proposal. There are multiple judgments and decisions made about every shareholder proposal, beginning with when the Company initially reviews it with respect to legal and regulatory compliance matters, including to determine whether there is a Rule 14a-8 basis to seek to exclude the proposal or a basis to negotiate with the proponent for withdrawal of the proposal. The multiple steps along the way in evaluating a shareholder proposal require basic decision-making by management, including assessing how the Company's current practices measure against the recommendation in a proposal and whether it is in the Company's best interest to take the steps requested in the proposal.

A shareholder proposal is often simply a form of shareholder communication, a task that is fundamental to Company management, and the Company frequently engages with the proponent (or proponents) about their proposals. These conversations may occur multiple times with the shareholders submitting proposals, over several years, and may involve numerous participants at the Company that the Company believes are best positioned to address the subject matter of the proposal. Ultimately, the board must determine whether to support or oppose the proposal in the proxy statement.

The Proposal asks that the Company amend its bylaws to no longer permit shareholders to submit precatory (non-binding or advisory) proposals for consideration at annual shareholder meetings, unless the board of directors takes specific action to approve submission of such proposals. The Proponent appears to want to change the process for including and excluding shareholder proposals by seeking to create a presumption that shareholder proposals would not be permitted unless the board takes specific action to approve the submission of the proposal.

The change sought by the Proposal would fundamentally change the process, and the role of management and the board's role in that process, related to shareholder proposals. Instead of the existing process described above in which proposals are presumed to be includable and management and the board must manage a process of assessing the proposal and the board's position on the proposal as well as the shareholder relations aspects (all matters and activities within the fundamental roles of management and the board), the Proponent seeks to change the process to a system in which proposals would be presumed excluded and the board would have to act as arbiter of whether the proposal in question merits inclusion. This would be a fundamental change in the process relating to shareholder proposals, consideration of their excludability, and related shareholder relations aspects, all of which are activities within the ambit of the roles and responsibilities of management and the board.

As noted in the 1998 Release, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." The Proposal seeks to change the board's process relating to shareholder proposals, to further the particular objective of excluding shareholder proposals that the Proponent believes comes from "nuisance shareholders," unless the board takes specific action to approve submission. Matters of process relating to consideration and excludability of shareholder proposals and communicating thereon with shareholders should not be determined by shareholder vote, since such process is fundamental to the ability of the board and management to run a company on a day to day basis.

There is no recognized social policy involving shareholder proposals that would allow the Proposal to be included. Instead, the Proposal interferes with the Company's annual meeting and matters to be voted on at the meeting. The resolution asks that the Company amend its bylaws to no longer permit the submission of precatory proposals for consideration "at annual shareholder meetings." The supporting statement indicates that the submission of these proposals "for discussion and vote at annual meetings of shareholders" is "a primary tool of nuisance shareholders," and that these proposals can "turn the annual meeting into a media-activist circus."

The Staff has consistently allowed the exclusion of proposals under Rule 14a-8(i)(7) that attempt to control how a company runs its annual meeting. For example, in *USA Technologies, Inc.* (avail., Mar. 11, 2016), the Staff allowed the exclusion of a proposal requiring certain rules of conduct be observed at annual meetings and that a copy of such rules always be available. In its decision, the Staff noted that the proposal relates to the "conduct of shareholder meetings" and was therefore excludable as relating to the company's ordinary business. *See also Kohl's Corporation* (avail., December 27, 2016) (allowing exclusion of proposal that sought to block management from learning the interim tallies of votes during annual meetings as relating to ordinary business); *Baxter International Inc.* (avail. Dec. 27, 2016) (same); *Pfizer Inc.* (avail. Dec. 27, 2016) (same); HP Inc. (avail. Dec. 28, 2016) (allowing exclusion of proposal requesting that board reinstitute in-person annual meetings as relating to ordinary business); and *AT&T Inc.* (avail., Dec. 23, 2013) (allowing exclusion of proposal seeking to include "material countervailing opinions, arguments and recommendations" alongside management recommendations regarding shareholder proposals in the annual proxy materials, as relating to the presentation of proxy materials and therefore ordinary business).

Accordingly, consistent with the Staff's previous interpretations of Rule 14a-8(i)(7), the Company believes that the Proposal may be excluded as relating to the Company's ordinary business.

CONCLUSION

The Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company omits the Proposal from its 2016 Proxy Materials. If you should have any questions or need additional information, please contact the undersigned at (212) 450-4539 or louis.goldberg@davispolk.com. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

Respectfully yours,

Louis L. Goldberg

Attachment

cc w/ att: James E. Parsons, Exxon Mobil Corporation

Steven J. Milloy

Exhibit A

Proposal

Resolved:

That the Company amend its bylaws to no longer permit shareholders to submit precatory (non-binding or advisory) proposals for consideration at annual shareholder meetings, unless the board of directors takes specific action to approve submission of such proposals.

Supporting Statement:

Stock ownership has become politicized. Many shareholders own stock in publicly-owned corporations for the sole purpose of advancing the shareholders' own social or political agendas, while simultaneously assailing the corporations' legitimate business operations. These activist shareholders are 'nuisance shareholders.'

A primary tool of nuisance shareholders is the submission of non-binding precatory (advisory) proposals for discussion and vote at annual meetings of shareholders. Proposals from nuisance shareholders can coerce management into making decisions not in the best interests of the Company and its bona fide shareholders, and turn the annual meeting into a media-activist circus.

Last year, activist and nuisance shareholders submitted 11 precatory proposals requesting the Company take certain actions pertaining to corporate governance, compensation, lobbying, employment policy and environmental policies and practices.

The overarching purpose of these proposals is to harass and intimidate the Company into actions that it would not normally undertake and that, in fact, may be harmful to the company and its bona fide shareholders.

As Nobel laureate Milton Friedman wrote, 'The social responsibility of business is to increase its profits.' Businesses accomplish this vital role by providing the goods and services that society needs and wants in compliance with the law.

Businesses are society's wealth generators. This wealth fuels the rest of society via salaries, taxes, dividends, and stock price appreciation. Businesses should not be distracted and hijacked by social and political activists seeking to change perceived shortcomings of society, which are issues better and more appropriately managed by governments and charities.

Nuisance shareholders and their proposals distract Company management and coerce company leadership into taking harmful actions based on dubious political correctness rather than rational business practice. This can only reduce profits and, thereby, prevent business from achieving its actual social responsibility.

Steven J. Milloy
12309 Briarbush Lane, Potomac, MD 20854
Tel: 301.258.9320 Email: milloy@me.com

BY FAX & OVERNIGHT MAIL

Received
DEC 12 2016
J. J. Woodbury

December 9, 2016

RECEIVED
DEC 12 2016
B. D. Tinsley / D.R. Glass

Mr. Jeffrey Woodbury
Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd
Irving, TX 75039-2298

Dear Mr. Woodbury:

I hereby submit the enclosed shareholder proposal for inclusion in the Exxon Mobil Corporation proxy statement to be circulated to shareholders in conjunction with the next annual meeting of shareholders. The proposal is submitted under Rule14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

I am the beneficial owner of 250 shares of Exxon Mobil common stick that have been held continuously for more than one year prior to this date of submission. I intend to hold the shares through the date of the next annual meeting of shareholders. Verification of my beneficial ownership will follow.

I or a designated representative will present the proposal at the annual meeting of shareholders.

If you have any questions or wish to discuss the proposal, please contact me at 301-258-9320. Copies of correspondence or a request for a "no action" letter should be forwarded to me at 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy

Attachment: Shareholder Proposal: Nuisance Shareholders

Nuisance Shareholders

Resolved:

That the Company amend its bylaws to no longer permit shareholders to submit precatory (non-binding or advisory) proposals for consideration at annual shareholder meetings, unless the board of directors takes specific action to approve submission of such proposals.

Supporting Statement:

Stock ownership has become politicized. Many shareholders own stock in publicly-owned corporations for the sole purpose of advancing the shareholders' own social or political agendas, while simultaneously assailing the corporations' legitimate business operations. These activist shareholders are "nuisance shareholders."

A primary tool of nuisance shareholders is the submission of non-binding precatory (advisory) proposals for discussion and vote at annual meetings of shareholders. Proposals from nuisance shareholders can coerce management into making decisions not in the best interests of the Company and its bona fide shareholders, and turn the annual meeting into a media-activist circus.

Last year, activist and nuisance shareholders submitted 11 precatory proposals requesting the Company take certain actions pertaining to corporate governance, compensation, lobbying, employment policy and environmental policies and practices.

The overarching purpose of these proposals is to harass and intimidate the Company into actions that it would not normally undertake and that, in fact, may be harmful to the company and its bona fide shareholders.

As Nobel laureate Milton Friedman wrote, "The social responsibility of business is to increase its profits." Businesses accomplish this vital role by providing the goods and services that society needs and wants in compliance with the law.

Businesses are society's wealth generators. This wealth fuels the rest of society via salaries, taxes, dividends, and stock price appreciation. Businesses should not be distracted and hijacked by social and political activists seeking to change perceived shortcomings of society, which are issues better and more appropriately managed by governments and charities.

Nuisance shareholders and their proposals distract Company management and coerce company leadership into taking harmful actions based on dubious political correctness rather than rational business practice. This can only reduce profits and, thereby, prevent business from achieving its actual social responsibility,

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FISMA & OMB MEMORANDUM M-07-16

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ORIGIN ID:GAIA
STEVEN MILLOY
12309 BRIARBUSH LANE
POTOMAC, MD 20854
UNITED STATES US

ACTWGT: 0.10 LB
CAD: 6991043/SSF01722
BILL CREDIT CARD

TO JEFFREY WOODBURY
EXXON MUBIL CORP
5959 LAS COLINAS BLVD

IRVING TX 75039
(972) 444-1167 REF:
INV:
PO: DEPT:

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MON - 12 DEC 3:00P
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TRK# 0201 ***FISMA & OMB Memorandum M-07-16***

SE DALA

75039
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130-234

Steven J. Milloy
12309 Briarbush Lane, Potomac, MD 20854
Tel: 301.258.9320 Email: milloy@me.com

BY FAX & OVERNIGHT MAIL

RECEIVED
DEC. 9 2016
B. D. TINSLEY

December 9, 2016

Mr. Jeffrey Woodbury
Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd
Irving, TX 75039-2298

Dear Mr. Woodbury:

I hereby submit the enclosed shareholder proposal for inclusion in the Exxon Mobil Corporation proxy statement to be circulated to shareholders in conjunction with the next annual meeting of shareholders. The proposal is submitted under Rule14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

I am the beneficial owner of 250 shares of Exxon Mobil common stick that have been held continuously for more than one year prior to this date of submission. I intend to hold the shares through the date of the next annual meeting of shareholders. Verification of my beneficial ownership will follow.

I or a designated representative will present the proposal at the annual meeting of shareholders.

If you have any questions or wish to discuss the proposal, please contact me at 301-258-9320. Copies of correspondence or a request for a "no action" letter should be forwarded to me at 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy

Attachment: Shareholder Proposal: Nuisance Shareholders

Nuisance Shareholders

Resolved:

That the Company amend its bylaws to no longer permit shareholders to submit precatory (non-binding or advisory) proposals for consideration at annual shareholder meetings, unless the board of directors takes specific action to approve submission of such proposals.

Supporting Statement:

Stock ownership has become politicized. Many shareholders own stock in publicly-owned corporations for the sole purpose of advancing the shareholders' own social or political agendas, while simultaneously assailing the corporations' legitimate business operations. These activist shareholders are "nuisance shareholders."

A primary tool of nuisance shareholders is the submission of non-binding precatory (advisory) proposals for discussion and vote at annual meetings of shareholders. Proposals from nuisance shareholders can coerce management into making decisions not in the best interests of the Company and its bona fide shareholders, and turn the annual meeting into a media-activist circus.

Last year, activist and nuisance shareholders submitted 11 precatory proposals requesting the Company take certain actions pertaining to corporate governance, compensation, lobbying, employment policy and environmental policies and practices.

The overarching purpose of these proposals is to harass and intimidate the Company into actions that it would not normally undertake and that, in fact, may be harmful to the company and its bona fide shareholders.

As Nobel laureate Milton Friedman wrote, "The social responsibility of business is to increase its profits." Businesses accomplish this vital role by providing the goods and services that society needs and wants in compliance with the law.

Businesses are society's wealth generators. This wealth fuels the rest of society via salaries, taxes, dividends, and stock price appreciation. Businesses should not be distracted and hijacked by social and political activists seeking to change perceived shortcomings of society, which are issues better and more appropriately managed by governments and charities.

Nuisance shareholders and their proposals distract Company management and coerce company leadership into taking harmful actions based on dubious political correctness rather than rational business practice. This can only reduce profits and, thereby, prevent business from achieving its actual social responsibility.

FedEx Office

Fax Cover Sheet

Date 12/9/16 Number of pages 3 (including cover page)

To:

Name JEFFREY WOODBURY

Company EXXONMOBIL

Telephone 972-444-1157

Fax 972-444-1505

From:

Name STEVEN MILLOY

Company SHAREHOLDER

Telephone 301 258 9320

Comments SHAREHOLDER PROPOSAL SUBMISSION FOR CORPORATE SECRETARY

FISMA & OMB Memorandum M-07-16

Fax - Local Send Fax - Domestic Send Fax - International Send

fedex.com 1.800.GoFedEx 1.800.463.3339

0017745PM

3/4

12/09/2016 14:03

=== COVER PAGE ===

TO: ____________________

FROM: FEDEX OFFICE 1866

FAX: 3012170570

TEL: 3012170183

COMMENT:

414

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Jeffrey J. Woodbury
Vice President, Investor Relations
and Secretary

ExxonMobil

December 15, 2016

VIA UPS – OVERNIGHT DELIVERY

Mr. Steven J. Milloy
12309 Briarbush Lane
Potomac, MD 20854

Dear Mr. Milloy:

This will acknowledge receipt of the proposal concerning Restrict Precatory Proposals (the "Proposal"), which you (the "Proponent") have submitted in connection with ExxonMobil's 2017 annual meeting of shareholders. However, proof of share ownership was not included in your December 9, 2016 submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. For this Proposal, the date of submission is December 9, 2016, which is the date the Proposal was received electronically by facsimile.

The Proponent does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Proponent has satisfied these ownership requirements. To *remedy this defect, the Proponent must submit sufficient proof verifying its continuous ownership* of the requisite number of ExxonMobil shares for the one-year period preceding and including December 9, 2016.

As explained in Rule 14a-8(b), sufficient proof must be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 9, 2016; or
- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of their shares as set forth in the first bullet point above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Proponent can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking the listing of current DTC participants, which is available on the internet at: *http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx*. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 9, 2016.

- If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the securities are held verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including December 9, 2016. The Proponent should be able to find out who this DTC participant is by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares knows the Proponent's broker's or bank's holdings, but does not know the Proponent's holdings, the Proponent needs to satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including December 9, 2016, the required amount of securities were continuously held – one from the Proponent's broker or bank confirming the Proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-4681, or by email to jeanine.gilbert@exxonmobil.com.

You should note that, if the Proposal is not withdrawn or excluded, the Proponent or the Proponent's representative, who is qualified under New Jersey law to present the Proposal on the Proponent's behalf, must attend the annual meeting in person to present the Proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If the Proponent intends for a representative to present the Proposal, the Proponent must provide documentation that specifically identifies their intended representative by name and specifically authorizes the representative to act as your proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, your representative must have the authority to vote your shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this Proposal and in light of the guidance in SEC Staff Legal Bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the Proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this Proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the Proposal is subject to a no-action request.

We are interested in discussing this Proposal and will contact you in the near future.

Sincerely,

JJW/ljg

Enclosures

Attachments 14F and Rule 14a-8 omitted for copying and scanning purposes only.

Gilbert, Jeanine

From:	UPS Quantum View <pkginfo@ups.com>
Sent:	Friday, December 16, 2016 10:04 AM
To:	Gilbert, Jeanine
Subject:	UPS Delivery Notification, Track ***FISMA & OMB MEMORANDUM M-07-16***
Categories:	External Sender

Your package has been delivered.

Received
DEC 16 2016
B.D.Tinsley/G.R.Glass

Delivery Date:	Friday, 12/16/2016
Delivery Time:	10:56 AM

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At the request of EXXON MOBIL GLOBAL SERVICES CO this notice alerts you that the status of the shipment listed below has changed.

Shipment Detail

Tracking Number: ***FISMA & OMB MEMORANDUM M-07-16***

Ship To:	Steven J. Milloy 12309 BRIARBUSH LN POTOMAC, MD 20854 US
UPS Service:	UPS NEXT DAY AIR SAVER
Number of Packages:	1

Package Weight:	0.0 LBS
Delivery Location:	FRT PORCH
Reference Number 1:	6401
Reference Number 2:	EM ACK-LTR

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Gilbert, Jeanine

From:	Steve Milloy <milloy@me.com>
Sent:	Wednesday, December 21, 2016 8:56 AM
To:	Gilbert, Jeanine
Cc:	Steve Milloy; Steve Milloy
Subject:	Proof of ownership for Milloy shareholder proposal
Attachments:	Milloy Exxon Letter for Shareholder Proposal 12202016.pdf; ATT00001.htm
Categories:	External Sender

Dear Ms. Gilbert,

Per the December 15, 2016 letter from Jeffrey Woodbury, I have attached proof of ownership of Exxon Mobil stock for my shareholder proposal submitted on December 9, 2016.

Please acknowledge receipt of the proof of ownership.

RECEIVED
DEC 21 2016
B. D. Tinsley / G.R. Glass

Thank you,

Steve Milloy
12309 Briarbush Lane
Potomac, MD 20854
Office: 301.258.93420
Mobile: 240.205.1243
Email: milloy@me.com

1/7

charles SCHWAB

December 20, 2016

Steven Milloy
SEP IRA
12309 Briarbush Ln
Potomac, MD 20854

RECEIVED
DEC 21 2016
B. D. Tinsley / G.R. Glass

Account #: *** FISMA & OMB MEMORANDUM M-07-16***
Questions: +1 (877) 561-1918
x70241

Exxon Mobile share ownership requested.

Dear Steven Milloy,

We're writing to confirm that in the above referenced account, you have owned at least 150 shares of Exxon Mobile (CUSIP 30231G102) since December 26, 2013.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at +1 (877) 561-1918 x70241.

Sincerely,

Brittany Small

Brittany Small
Help Desk Specialist-CS&S HELP DESK
8332 Woodfield Crossing Blvd
Indianapolis, IN 46240-2482

HR

FedEx Office

Fax Cover Sheet

Date 12/23/16

Number of pages 3 (including cover page)

To:

Name JEFFREY WOODBURY

Company EXXON MOBIL

Telephone

Fax 972-444-9681

From:

Name STEVEN MILLOY

Company

Telephone 301 258 9320

RECEIVED
DEC 23 2016
B. D. Tinsley / G.R. Glass

Comments PROOF OF OWNERSHIP FOR MILLOY SHAREHOLDER PROPOSAL

FISMA & OMB Memorandum M-07-16

Fax - Local Send Fax - Domestic Send Fax - International Send

fedex.com 1.800.GoFedEx 1.800.463.3339

0017745PM

Steven J. Milloy
12309 Briarbush Lane, Potomac, MD 20854
Tel: 301.258.9320 Email: milloy@me.com

BY FAX

December 21, 2016

Mr. Jeffrey Woodbury
Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd
Irving, TX 75039-2298

RECEIVED
DEC 23 2016
B. D. Tinsley / G.R. Glass

Dear Mr. Woodbury:

Per your letter of December 15, 2016, attached please find the requested proof of ownership of ExxonMobil stock required for my shareholder proposal submitted on December 9, 2016.

Please confirm receipt.

Sincerely,

Steven J. Milloy

Attachment: Milloy proof of ownership

charles SCHWAB

RECEIVED
DEC 23 2016
B. D. Tinsley / G.R. Glass

December 20, 2016

Steven Milloy
SEP IRA
12309 Briarbush Ln
Potomac, MD 20854

Account #: *****FISMA & OMB MEMORANDUM M-07-16**
Questions: +1 (877) 561-1918 x70241

Exxon Mobile share ownership requested.

Dear Steven Milloy,

We're writing to confirm that in the above referenced account, you have owned at least 150 shares of Exxon Mobile (CUSIP 30231G102) since December 26, 2013.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at +1 (877) 561-1918 x70241.

Sincerely,

Brittany Small

Brittany Small
Help Desk Specialist-CS&S HELP DESK
8332 Woodfield Crossing Blvd
Indianapolis, IN 46240-2482

Gilbert, Jeanine

From:	Steve Milloy <milloy@me.com>
Sent:	Wednesday, December 21, 2016 8:56 AM
To:	Gilbert, Jeanine
Cc:	Steve Milloy; Steve Milloy
Subject:	Proof of ownership for Milloy shareholder proposal
Attachments:	Milloy Exxon Letter for Shareholder Proposal 12202016.pdf; ATT00001.htm
Categories:	External Sender

Dear Ms. Gilbert,

Per the December 15, 2016 letter from Jeffrey Woodbury, I have attached proof of ownership of Exxon Mobil stock for my shareholder proposal submitted on December 9, 2016.

Please acknowledge receipt of the proof of ownership.

RECEIVED
DEC 21 2016
B. D. Tinsley / G.R. Glass

Thank you,

Steve Milloy
12309 Briarbush Lane
Potomac, MD 20854
Office: 301.258.93420
Mobile: 240.205.1243
Email: milloy@me.com

1|7

charles **SCHWAB**

December 20, 2016

RECEIVED
DEC 21 2016
B. D. Tinsley / G.R. Glass

Account #: ****-***FISMA & OMB MEMORANDUM M-07-16***
Questions: +1 (877) 561-1918
x70241

Steven Milloy
SEP IRA
12309 Briarbush Ln
Potomac, MD 20854

Exxon Mobile share ownership requested.

Dear Steven Milloy,

We're writing to confirm that in the above referenced account, you have owned at least 150 shares of Exxon Mobile (CUSIP 30231G102) since December 26, 2013.

Thank you for choosing Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at +1 (877) 561-1918 x70241.

Sincerely,

Brittany Small

Brittany Small
Help Desk Specialist-CS&S HELP DESK
8332 Woodfield Crossing Blvd
Indianapolis, IN 46240-2482

HR